Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 95-A-I dated April 17, 2009	Term Sheet to Product Supplement No. 95-A-I Registration Statement No. 333-155535 Dated April 17, 2009; Rule 433

Structured Investments	$ Lesser Performing Index Single Review Notes Linked to the S&P 500® Index and the Russell 2000® Index due April 25, 2012

General

  The notes are designed for investors who seek a fixed return that will not be less than 70%* or greater than 75%* if, on the Review Date, both the S&P 500® Index and the Russell 2000® Index are at or above their respective Call Levels. If the notes are not called, investors will lose some or all of their principal. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 25, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about April 20, 2009 and are expected to settle on or about April 23, 2009.

Key Terms

Indices:	The S&P 500® Index and the Russell 2000® Index (the “Indices” and each, an “Index”).
Automatic Call:	On the Review Date, if the Index closing level of each Index is greater than or equal to its Call Level, the notes will be automatically called for a cash payment as described below.
Call Level:	For each Index, 100% of the Initial Index Level of that Index.
Payment if Called:

If the notes are automatically called on the Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount that will not be less than 70%* x $1,000 or greater than 75%* x $1,000.
*The actual percentage will be determined on the pricing date and will not be less than 70% or greater than 75%.

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, you will be fully exposed to the decline in the Lesser Performing Index. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index declines below its Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Lesser Performing Index Return)

If the notes are not automatically called, you will lose some or all of your investment at maturity.

Index Return:	For each Index, the performance of the Index from its Initial Index Level to its Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level of that Index on the pricing date, which is expected to be on or about April 20, 2009.
Ending Index Level:	For each Index, the Index closing level of that Index on the Review Date.
Lesser Performing Index:	The Index with the Lesser Performing Index Return.
Lesser Performing Index Return:	The lower of the Index Return of the S&P 500® Index and the Index Return of the Russell 2000® Index.
Review Date†:	April 20, 2012
Maturity Date†:	April 25, 2012
CUSIP:	48123LS54
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 95-A-I.

Investing in the Lesser Performing Index Single Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 95-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 95-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $21.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $21.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-38 of the accompanying product supplement no. 95-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

April 17, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 95-A-I dated April 17, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 95-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 95-A-I dated April 17, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001593/e35152_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level of each Index is greater than or equal to its Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount that will not be less than 70* x $1,000 or greater than 75%* x $1,000. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentage will be determined on the pricing date and will not be less than 70% or greater than 75%.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked to the Lesser Performing Index, which will be either the S&P 500® Index or the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index is intended to track the performance of the small capitalization segment of the U.S. equity market and consists of the middle 2,000 companies included in the Russell 3000ETM Index. For additional information on each Index, see the information set forth under “The S&P 500® Index” and “The Russell 2000® Index” in the accompanying product supplement no. 95-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 95-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we intend to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Lesser Performing Index Single Review Notes Linked to the S&P 500® Index and the Russell 2000® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component securities of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 95-A-I dated April 17, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called, you will be fully exposed to the decline in the Lesser Performing Index. Under these circumstances, you will lose 1% of your principal amount for every 1% decline in the Ending Index Level of the Lesser Performing Index compared to its Initial Index Level.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of not less than 70%* or greater than 75%*, regardless of the appreciation in either Index or both Indices, which may be significant. Because the Index closing level of either Index at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in either Index or both Indices.
  *The actual percentage will be determined on the pricing date and will not be less than 70% or greater than 75%.
  THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LESSER PERFORMING INDEX — You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the equity securities composing the Indices or contracts related to the Indices or their component securities. An automatic call will be triggered only if both Indices are at or above their respective Call Levels on the Review Date and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its Call Level on the Review Date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index or the Russell 2000® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying each Index;
    the expected positive or negative correlation between the S&P 500® Index and the Russell 2000® Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Lesser Performing Index Single Review Notes Linked to the S&P 500® Index and the Russell 2000® Index	TS-2

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the Review Date for a range of movements in the Indices as shown under the column “Appreciation/Depreciation of Lesser Performing Index at Review Date.” The following table and examples assume that the Lesser Performing Index is the S&P 500® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your return on the notes on the Review Date or at maturity. The following table and examples assume a Call Level equal to a hypothetical Initial Index Level of 850 for the Lesser Performing Index. The following table and examples also assume that the percentage used to calculate the call price applicable to the Review Date is 70%, regardless of the appreciation of the Lesser Performing Index, which may be significant. The actual percentage will be determined on the pricing date and will not be less than 70% or greater than 75%. There will be only one payment on the notes at maturity, whether or not the notes are called. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the Index closing levels of both Indices must be greater than or equal to their respective Call Levels on the Review Date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Appreciation/
Index	Depreciation of	Total
Closing Level	Lesser Performing	Return
at	Index at	at
Review Date	Review Date	Review Date

1530.00	80.00%	70.00%
1445.00	70.00%	70.00%
1360.00	60.00%	70.00%
1275.00	50.00%	70.00%
1190.00	40.00%	70.00%
1105.00	30.00%	70.00%
1020.00	20.00%	70.00%
935.00	10.00%	70.00%
892.50	5.00%	70.00%
858.50	1.00%	70.00%
850.00	0.00%	70.00%
841.50	-1.00%	-1.00%
807.50	-5.00%	-5.00%
765.00	-10.00%	-10.00%
680.00	-20.00%	-20.00%
595.00	-30.00%	-30.00%
510.00	-40.00%	-40.00%
425.00	-50.00%	-50.00%
340.00	-60.00%	-60.00%
255.00	-70.00%	-70.00%
170.00	-80.00%	-80.00%
85.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from the Initial Index Level of 850 to an Index closing level of 935 on the Review Date. Because the Index closing level of the Lesser Performing Index on the Review Date (935) is greater than the applicable Call Level of 850, the notes are automatically called, and the investor receives a single payment of $1,700 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Index decreases from the Initial Index Level of 850 to an Index closing level of 595 on the Review Date. Because (a) the Index closing level of the Lesser Performing Index on the Review Date (595) is less than the applicable Call Level of 850, and (b) the Lesser Performing Index Return is -30%, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -30%) = $700

Example 3: The level of the Lesser Performing Index increases from the Initial Index Level of 850 to an Index closing level of 1530 on the Review Date. Even though the Lesser Performing Index Return is 80%, because the Index closing level of the Lesser Performing Index on the Review Date (1530) is greater than the applicable Call Level of 850, the notes are automatically called, and the investor receives a single payment of only $1,700 per $1,000 principal amount note.

JPMorgan Structured Investments — Lesser Performing Index Single Review Notes Linked to the S&P 500® Index and the Russell 2000® Index	TS-3

Historical Information

The following graphs set forth the historical performance of the S&P 500® Index and the Russell 2000® Index based on the applicable weekly Index closing level from January 2, 2004 through April 10, 2009. The Index closing level of the S&P 500® Index on April 16, 2009 was 865.30. The Index closing level of the Russell 2000® Index on April 16, 2009 was 473.88. We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Lesser Performing Index Single Review Notes Linked to the S&P 500® Index and the Russell 2000® Index	TS-4